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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               SSP Solutions, Inc.
                          ----------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                   784723 10 8
                           --------------------------
                                 (CUSIP Number)

                                September 18, 2003
                                ------------------

             (Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]  Rule 13d-1(b) (Qualified Investor)

[ X ]  Rule 13d-1(c) (Passive Investor)

[   ]  Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 1 of 5 pages

                                  SCHEDULE 13G

CUSIP No. 784723 10 8

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Research Venture, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]
                                                            (b) [   ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  California

NUMBER             5.    SOLE VOTING POWER                       1,470,692(1)
OF SHARES                                                        -------------
BENEFICIALLY       6.    SHARED VOTING POWER                     0
OWNED                                                            -------------
BY EACH            7.    SOLE DISPOSITIVE POWER                  1,470,692(1)
REPORTING                                                        -------------
PERSON             8.    SHARED DISPOSITIVE POWER                0
WITH                                                             -------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Research Venture, LLC -  1,470,692(1)

         (1) Pursuant to Amended Stipulation for Entry of Judgment, the issuer agreed that a judgment against it may be rendered in favor of Research Venture, LLC in the amount of $1,746,119.60 in the event that certain defined conditions are not met. Research Venture, LLC accepted 1,470,692 shares of common stock in lieu of enforcing the above referenced judgment, provided that the following conditions were met. In the event that the issuer fails to have an S-3 resale registration statement effective by September 15, 2003, and maintain the effectiveness of such registration statement until Research Venture has sold all 1,056,242 shares of common stock registered thereunder, Research Venture shall be entitled to receive a judgment in the amount of $1,373,114.60 in lieu of such shares (less an amount equal to any shares of common stock sold by Research Venture at $1.30 per share). In the event that the issuer fails to file an additional S-3 resale registration statement covering 414,450 shares of common stock held by Research Venture, LLC, have such registration statement effective no later than November 30, 2003, and maintain the effectiveness of such registration statement until Research Venture has sold all 414,450 shares of common stock registered thereunder, then Research Venture shall be entitled to receive a judgment in the amount of $373,005 in lieu of such shares (less an amount equal to any shares of common stock sold by Research Venture at $0.90 per share).

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES

         Not Applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.28%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTION)  OO


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                                                               Page 2 of 5 pages


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1(a).  Name of issuer:

         SSP Solutions, Inc.

Item 1(b).  Address of issuer's principal executive offices:

         17861 Cartwright Road
         Irvine, CA 92614

Item 2(a).  Name of person filing:

         Research Venture, LLC (2)

         The managing members of Research Venture, LLC are Jack J. Kessler, Eugene Kessler and Jeffrey Soffer.

Item 2(b).  Address of principal business office:

         c/o Jack J. Kessler
         301 Grant Street
         One Oxford Centre, 20th Floor
         Pittsburgh, PA 15219

Item 2(c).   Place of Organization:

         California

Item 2(d). Title of class of securities: Common Stock, par value $0.01 per share.

Item 2(e).  CUSIP No.:  784723 10 8

Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

         (a) [ ] Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b) [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the "Investment Company Act").

         (e) [ ]    An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E) of the Exchange Act.

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.
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                                                               Page 3 of 5 pages

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

         If this statement is filed pursuant to Rule 13d-1(b), check this box. [ ]

Item 4.  Ownership

Item 4(a).  Amount beneficially owned:

         Research Venture, LLC              1,470,692(1)

         (1) Pursuant to Amended Stipulation for Entry of Judgment, the issuer agreed that a judgment against it may be rendered in favor of Research Venture, LLC in the amount of $1,746,119.60 in the event that certain defined conditions are not met. Research Venture, LLC accepted 1,470,692 shares of common stock in lieu of enforcing the above referenced judgment, provided that the following conditions were met. In the event that the issuer fails to have an S-3 resale registration statement effective by September 15, 2003, and maintain the effectiveness of such registration statement until Research Venture has sold all 1,056,242 shares of common stock registered thereunder, Research Venture shall be entitled to receive a judgment in the amount of $1,373,114.60 in lieu of such shares (less an amount equal to any shares of common stock sold by Research Venture at $1.30 per share). In the event that the issuer fails to file an additional S-3 resale registration statement covering 414,450 shares of common stock held by Research Venture, LLC, have such registration statement effective no later than November 30, 2003, and maintain the effectiveness of such registration statement until Research Venture has sold all 414,450 shares of common stock registered thereunder, then Research Venture shall be entitled to receive a judgment in the amount of $373,005 in lieu of such shares (less an amount equal to any shares of common stock sold by Research Venture at $0.90 per share).

Item 4(b). Percent of class:  5.28%

Item 4(c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:              1,470,692(1)
                                                                    -----------
         (ii)  shared power to vote or to direct the vote:          0
                                                                    -----------
         (iii) sole power to dispose or to direct the disposition
               of:                                                  1,470,692(1)
                                                                    -----------
         (iv)  shared power to dispose or to direct the disposition
               of:                                                  0
                                                                    -----------

Item 5.  Ownership of 5 percent or less of a class:

         Not Applicable.

Item 6. Ownership of more than 5 percent on behalf of another person:

         Not Applicable.

Item 7. Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

         Not Applicable.

Item 8.  Identification and classification of members of the group:

         Not Applicable.

Item 9.  Notice of dissolution of the group:
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                                                               Page 4 of 5 pages
         Not Applicable.

Item 10. Certifications:

Item 10(a). The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."





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                                    SIGNATURE

                                -----------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                               RESEARCH VENTURE, LLC

         Date:  September 18, 2003             By:  /s/ Jack J. Kessler
                                                  ------------------------------
                                                       managing member